United States securities and exchange commission logo





                              June 3, 2021

       Matt Reid
       Principal Executive Officer
       APPlife Digital Solutions Inc
       50 California St, #1500
       San Francisco, CA 94111

                                                        Re: APPlife Digital
Solutions Inc
                                                            Registration
Statement on Form S-1
                                                            Filed May 21, 2021
                                                            File No. 333-256386

       Dear Mr. Reid:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed May 21, 2021

       General

   1. It appears that you are offering common stock on a continuous basis under Rule
                                                        415(a)(1)(ix) of
Regulation C. Disclosure in the filing regarding the price at which you will offer the common
stock is unclear. For example, you provide an anticipated price range per share on the
prospectus cover page; you include blanks for a fixed price per share on pages 6 and
15; and you refer to an    assumed initial offering price    on page 15.
                                                        Since you are not
eligible to conduct an at-the-market offering in reliance on Rule
                                                        415(a)(1)(x), please
revise to include a fixed price at which you will offer the shares for the duration of the
offering.
 Matt Reid
FirstName  LastNameMatt    Reid
APPlife Digital Solutions Inc
Comapany
June 3, 2021NameAPPlife Digital Solutions Inc
June 3,
Page 2 2021 Page 2
FirstName LastName
Executive Compensation, page 26

2. Disclosure on pages 10 and 26 refers to Matt Reid as your sole officer and director, but your management disclosure on page 24 identifies another officer and four other directors of the company. Please revise as necessary to reconcile these inconsistencies, and confirm that disclosures throughout your filing, including in the Executive Compensation and
         Related Party Transactions sections, cover all applicable executive officers and directors.
Signatures, page 34

3. We note from your management disclosure on page 24 that Mr. Reid serves as your Chief
         Financial Officer. Accordingly, please revise his signature to the registration statement in his individual capacity to reflect that he is signing as your principal financial officer. See
         Instructions 1 and 2 to the Signatures section of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Chase Chandler